Exemption # 82-34899

FORM 11-101F1

NOTICE OF PRINCIPAL REGULATOR UNDER MULTILATERAL INSTRUMENT 11-101

1. **Date:** February 20, 2006

2. **Information about person or company**

   SEDAR profile number (if applicable): 22344

   NRD # ~~(if applicable)~~:

   Name: Rockyview Energy Inc.

Instructions:

(i) *For ~~a non-investment fund~~ issuer, indicate the SEDAR profile number. For an investment fund issuer, indicate the SEDAR investment fund group profile number.*

(ii) *For a non-investment fund issuer, indicate the issuer's name. For an investment fund issuer, indicate the investment fund group name.*

3. **Principal regulator**

   The securities regulatory authority or regulator in the following jurisdiction is the principal regulator for the person or company: Alberta

4. **Previous notice filed**

   If the person or company has previously filed a Form 11-101F1, indicate the principal regulator noted in the previous notice: ________

5. **Reasons for principal regulator**

   The principal regulator for the person or company is its principal regulator

   (a) based on the location of its head office (for a non-investment fund issuer, dealer or unrestricted adviser), investment fund manager's head office (for an investment fund), or working office (for an individual) (check box), or ☒

   (b) on the following basis [provide details]:

6. **Change in principal regulator**

If this notice is being filed for a change in the person or company's principal regulator, provide the details of the basis for the change in principal regulator.

Exemption # 82-34899

Rockyview Energy

News Release

Rockyview Energy updates reserves data for acquired company

Calgary, Alberta, March 13, 2006 ("RVE" -- TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to release a summary of the final independent engineering report for Espoir Exploration Corp. ("Espoir"), prepared by GLJ Petroleum Consultants Ltd. ("GLJ") and effective December 31, 2005 (the "Espoir GLJ Report"). Rockyview acquired Espoir in January of 2006.

Highlights

- Espoir drilled six wells during the fourth quarter of 2005, resulting in 4 (1.8 net) gas wells and two dry holes.
- Compared to Espoir's October 1, 2005 independent engineering report, also prepared by GLJ, total proved reserves increased by 3% and total proved plus probable reserves increased by 13%.
- On a pro forma basis, combining the Espoir GLJ Report with Rockyview's December 31, 2005 independent engineering report, prepared by Sproule Associates Ltd. (the "Rockyview Sproule Report"), total proved reserves are 5,558 mboe while total proved plus probable reserves are 8,185 mboe.
- Based on current production of approximately 2,000 boe per day (97% gas), Rockyview's reserve life index is 7.6 years (total proved) and 11.2 years (total proved plus probable).

Espoir's Fourth Quarter Capital Program

Subsequent to Rockyview agreeing to acquire Espoir on October 31, 2005, Espoir drilled six wells, resulting in 4 (1.8 net) gas wells and two dry holes. Total capital spent on drilling and completions was $2.88 million, with another $1.18 million spent on facilities and $2.16 million on land and seismic. Together with capitalized general and administrative expenses of $0.14 million, aggregate capital expenditures during the fourth quarter amounted to $6.36 million.

Summary of reserve information

The tables below summarize certain information contained in the Espoir GLJ Report. It should not be assumed that the estimates of the present value of cash flow set out in the table below represent the fair market value of Rockyview's reserves. There is no assurance that the forecast prices and other assumptions will be attained and variances could be material. Nor is there any guarantee that the estimated reserves will be recovered. Actual recoveries may be greater or less than the estimates set out in the Espoir GLJ Report.

The Espoir GLJ Report estimates the future capital required to develop the proved plus probable reserves at $4.57 million.

Summary of Oil and Gas Reserves - Forecast of Prices and Costs

December 31, 2005	Light & Medium Oil		Sales Gas		NGL		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	mbbl	mbbl	mmcf	mmcf	mbbl	mbbl	mboe	mboe
Proved developed producing	40	38	5,457	3,823	45	28	995	703
Proved developed non-producing	92	75	3,484	2,582	46	30	719	535
Proved undeveloped	-	-	-	-	-	-	-	-
Total proved	132	113	8,941	6,405	91	58	1,714	1,239
Probable additional	135	114	4,435	3,324	65	45	939	713
Total proved plus probable	267	227	13,376	9,729	157	103	2,653	1,952

Notes:

1. "Gross" means the Company's interest (operated and non-operated) before deduction of royalties and without including any royalty interests owned by the Company.
2. "Net" means the Company's interest (operated and non-operated) after deduction of royalties and including any royalty interests owned by the Company.
3. *Espoir did not have any heavy oil reserves.*
4. Columns may not add due to rounding.

Summary of Net Present Values of Future Net Revenues - Forecast Prices and Costs

December 31, 2005	Present Value of Cash Flow				
	0%	5%	10%	15%	20%
Reserve Category	*m$*	*m$*	*m$*	*m$*	*m$*
Proved developed producing	32,701	29,565	27,090	25,084	23,424
Proved developed non-producing	21,181	18,003	15,691	13,926	12,527
Proved undeveloped	-	-	-	-	-
Total proved	53,882	47,568	42,780	39,010	35,951
Probable additional	27,536	20,959	16,872	14,096	12,087
Total proved plus probable	81,419	68,527	59,652	53,106	48,038

Notes:

1. Present value of cash flow is before income tax.
2. Columns may not add due to rounding.

Pro forma reserves data

The following tables summarize the reserves of Rockyview at December 31, 2005 on a pro forma basis, combining the Rockyview Sproule Report (summarized in Rockyview's news release dated February 27, 2006) and the Espoir GLJ Report:

Summary of Oil and Gas Reserves - Forecast of Prices and Costs

December 31, 2005	Light & Medium Oil		Sales Gas		NGL		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	mbbl	mbbl	mmcf	mmcf	mbbl	mbbl	mboe	mboe
Proved developed producing	162	161	12,673	9,929	69	75	2,343	1,891
Proved developed non-producing	92	75	11,051	9,018	52	34	1,986	1,612
Proved undeveloped	-	-	7,374	6,478	-	-	1,229	1,080
Total proved	254	236	31,098	25,425	121	110	5,558	4,584
Probable additional	224	207	13,940	11,516	80	79	2,627	2,205
Total proved plus probable	478	443	45,037	36,941	201	189	8,185	6,789

Notes:

1. "Gross" means the Company's interest (operated and non-operated) before deduction of royalties and without including any royalty interests owned by the Company.
2. "Net" means the Company's interest (operated and non-operated) after deduction of royalties and including any royalty interests owned by the Company.
3. Espoir did not have any heavy oil reserves.

4. Columns may not add due to rounding.

In aggregate, the Espoir GLJ Report and Rockyview Sproule Report estimate the future capital required to develop the pro forma proved plus probable reserves at $36.05 million.

Summary of Net Present Values of Future Net Revenues - Forecast Prices and Costs

December 31, 2005	Present Value of Cash Flow				
	0%	5%	10%	15%	20%
Reserve Category	m$	m$	m$	m$	m$
Proved developed producing	93,162	79,631	71,107	64,828	59,893
Proved developed non-producing	61,022	52,394	45,872	40,772	36,672
Proved undeveloped	25,942	20,404	16,318	13,221	10,820
Total proved	180,125	152,429	133,297	118,821	107,385
Probable additional	85,875	60,720	46,553	37,451	31,137
Total proved plus probable	266,001	213,149	179,850	156,272	138,522

Notes:

1. Present value of cash flow is before income tax.
2. Columns may not add due to rounding.

Price forecast

The following sets forth reference prices reflected in the evaluation of both the Rockyview Sproule Report and the Espoir GLJ Report, as at December 31, 2005:

Year	WTI US$/bbl	Edm C$/bbl	Henry Hub US$/mmbtu	AECO C$/mmbtu
2006	60.81	70.07	11.59	11.58
2007	61.61	70.99	10.11	10.84
2008	54.60	62.73	8.50	8.95
2009	50.19	57.53	7.58	7.87
2010	47.76	54.65	7.32	7.57

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance & C.F.O.,
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip

and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Investors are also cautioned that this news release contains the term reserve life index, which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Investors are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. Rockyview's method of calculating this measure may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption # 82-34899

Rockyview Energy

New Release

Rockyview Energy releases its 2005 operating and financial results and a summary of its independent engineering report

CALGARY, ALBERTA--(CCNMatthews - Feb. 27, 2006) - Rockyview Energy Inc. (TSX:RVE) ("Rockyview" or the "Company") is pleased to release its financial and operating results for the period ended December 31, 2005, as well as a summary of its independent engineering report, prepared by Sproule Associates Limited. ("Sproule") and effective December 31, 2005 (the "Rockyview Sproule Report").

Rockyview commenced operations on June 21, 2005, following a plan of arrangement with APF Energy Trust ("APF") prior to APF's merger with StarPoint Energy Trust.

Rockyview completed the acquisition of Espoir Exploration Corp. ("Espoir") on January 11, 2006 (the "Espoir Acquisition"). As such, neither the Company's operating and financial results for the period ended December 31, 2005, nor the Rockyview Sproule Report, takes into account the Espoir Acquisition.

2005 Highlights

Reserves

- Increased total gross proved reserves 157% from 1,497.5 mboe to 3,844.0 mboe.
- Increased total proved plus probable reserves 87% from 2,952.1 mboe to 5,532.5 mboe.
- Increased total proved plus probable reserves per fully-diluted share by 87% from 0.21 boe/share to 0.40 boe/share.

Finding and development ("F&D") costs

- F&D costs on a proved plus probable basis were $4.89 per boe before changes in future capital and $12.77 per boe including changes in future capital.
- Increased the reserve life index from 8.0 years to 14.9 years on a total proved plus probable basis and based on 4th quarter 2005 production of 1,018 boe per day.

Undeveloped land

- 39,005 net undeveloped acres of land with an independently-assigned value of $14.86 million.

Cash flow and net income

- Generated cash flow of $7.45 million ($0.82 per share) and net income of $2.09 million ($0.23 per share).
- Generated an operating netback of $43.71 per boe and an overall netback of $39.98 per boe.

Daily production

- Averaged 1,026 boe per day over the 194-day period, of which 93% was comprised of natural gas.
- Capital expenditures
- Drilled 55 (39 net) wells and spent $12.63 million on drilling, completions, facilities, land and seismic.

Operating and financial results

<u>Management's Discussion & Analysis</u>

This management, discussion and analysis ("MD&A") was prepared as of February 17, 2006 and should be read in conjunction with the audited financial statements and notes for the period ended December 31, 2005.

Basis of Presentation - Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated as 1163924 Alberta Inc. on April 12, 2005 under the Business Corporations Act (Alberta). The Company participated in the Plan of Arrangement ("Arrangement") dated June 21, 2005, entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and assets formerly owned by APF Energy Inc. As the Company commenced production on June 21, 2005, operating results for the period ended December 31, 2005 reflects 194 days of production.

Non-GAAP Measurements - The MD&A contains the term "cash flow from operations", which should be not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

BOE Presentation - The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements - Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes, industry related risks include, but are not limited to operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Production

Average daily production volumes	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil (bbl/d)	46	44
NGL (bbl/d)	25	30
Natural gas (mcf/d)	5,682	5,709
Total (boe/d)	1,018	1,026
Production split		
Light oil & NGLs	7%	7%
Natural gas	93%	93%

The Company's production remained relatively unchanged throughout the period as all 55 gas wells drilled during the period were not tied in and placed on production until early 2006. Production is split 7% light oil and NGL's and 93% natural gas.

Petroleum and Natural Gas Sales

	Three months ended December 31, 2005	Period ended December 31, 2005
Light crude oil sales	$ 253,481	$ 542,043
NGL sales	140,671	347,081
Natural gas sales	6,259,545	11,741,453
Royalty and other income	339,369	564,577
Gross oil and gas revenue	6,993,066	13,195,154
Per boe	$ 74.64	$ 66.32

The Company sells all of its gas into the daily spot market based on the Alberta AECO reference price. AECO averaged $11.39 per mcf in the fourth quarter of 2005 and $8.73 per mcf for the calendar year. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the US$ exchange rate. For the three and twelve months ended December 31, 2005, the WTI oil price averaged US$60.03 and US$56.56 per bbl respectively and the $U.S./$Cdn. exchange rate averaged 1.1732 (Cdn.$0.852) and 1.2114 (Cdn.$0.825) respectively.

The average prices realized during the fourth quarter by the Company were $59.49 per bbl for light crude oil, $61.11 per bbl for NGLs and $11.97 per mcf for natural gas and for the period ended December 31, 2005 were $63.72 per bbl for light crude oil, $59.35 per bbl for NGLs and $10.60 per mcf for natural gas.

In 2005, prices for both crude oil and natural gas reached new all time highs. Oil prices rose to record levels due to supply concerns coupled with continued surging global demand. Oil supply shocks tightened the global supply market and confirmed that OPEC had reduced excess capacity. This reduction, combined with continued strong global demand, led to sustained oil prices which were significantly above historic levels. The WTI oil price averaged US$56.56 per bbl in 2005, 36% higher than the average for 2004 and closed the year at US$61.04 per bbl.

Natural gas prices surged following Hurricane Katrina as approximately 8.8 Bcf per day, or 88% of the total Gulf of Mexico natural gas production was initially shut-in following the hurricane. Natural gas prices at NYMEX remained strong through the balance of 2005 as supply concerns remained heading in to the winter heating season. NYMEX natural gas prices averaged US$8.51 per mmbtu in 2005, 38% higher than the average for 2004 and closed the year at US$11.23 per mmbtu.

High crude oil and natural gas prices are expected to continue in 2006.

The Company had no hedging contracts in 2005, nor does it presently plan to hedge in 2006. The Company however reserves the right to hedge production volumes if circumstances dictate.

Royalties

	Three months ended December 31, 2005	Period ended December 31, 2005
Crown royalties	$ 949,221	$ 1,776,972
Freehold royalties	212,208	380,928
Overriding royalties	202,454	384,215
Total royalties	1,363,883	2,542,115
% of oil and gas revenue	19.5%	19.3%
Per boe	$ 14.56	$ 12.78

Royalties for the fourth quarter and for the period ended December 31, 2005 averaged 19.5% and 19.3% of oil and gas revenues respectively.

The Company's crown royalties in 2005 did not qualify for the Alberta Royalty Tax Credit ("ARTC"). However, crown royalties paid on production in 2006 from wells drilled by Rockyview in central Alberta during the fourth quarter of 2005 will qualify for ARTC in 2006, thereby reducing the overall royalty rate.

Operating Expenses

	Three months eeded December 31, 2005	Period ended December 31, 2005
Operating expense	$ 894,128	$ 1,660,471
Per boe	$ 9.54	$ 8.35

Operating expenses totalled $894,128 or $9.54 per boe for the fourth quarter and $1,660,471 or $8.35 per boe for the period ended December 31, 2005. The Company conducted various workovers and compressor maintenance programs during the period that stabilized production volumes and mitigated decline rates. Despite stable production rates throughout the period ended December 31, 2005, the Company's operating expenses increased on a per unit basis, consistent with industry servicing cost increases. The Company expects production volume increases in 2006 will mitigate any further increases in operating expenses on a per unit basis.

Transportation Costs

	Three months ended December 31, 2005	Period ended December 31, 2005
Transportation expense	$ 153,767	$ 297,058
Per boe	$ 1.64	$ $ 1.49

Transportation costs for the quarter and period ended December 31, 2005 were $153,767, or $1.64 per boe and $297,058 or $1.49 per boe respectively. These costs reflect pipeline tariffs and the cost of obtaining interruptible service.

Operating Netback

($ per boe)	Three months ended December 31, 2005	Period ended December 31, 2005
Revenues	$ 74.64	$ 66.32
Royalties	(14.56)	(12.78)
Operating expense	(9.54)	(8.35)
Transportation	(1.64)	(1.49)
Operating netback	$ 48.90	$ 43.71

The operating netback for the fourth quarter was $48.90 per boe and $43.71 for the period ended December 31, 2005. This netback reflects the historically high natural gas prices received during the respective periods.

General and Administrative Expenses

	Three months ended December 31, 2005	Period ended December 31, 2005
General and administrative - gross	$ 898,713	$ 1,487,649
Capital and operating recoveries	(379,741)	(497,687)
Capitalized	(139,531)	(248,468)
General and administrative - net	$ 379,441	$ 741,494
Per boe	$ 4.05	$ 3.73

General and administrative expenses for the three months ended December 31, 2005 totalled $379,441 or $4.05 per boe and $741,494 or $3.73 per boe for the period ended on that date. The Company capitalized $139,531 of general and administrative costs associated with its exploration and development program during the fourth quarter and $248,468 for the period ended December 31, 2005. The Company's general and administrative expenses are expected to increase on an overall basis, but decrease on a per boe basis during 2006, as production is increased and overhead recoveries increase from the new wells placed on production and the significant operated capital development program budgeted for 2006.

Stock-based Compensation

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended December 31, 2005	Period ended December 31, 2005
Compensation expense	$ 109,854	$ 261,094
Per boe	$ 1.17	$ 1.31

For the quarter and period ended December 31, 2005, the Company had stock-based compensation of $109,854 or $1.17 per boe and $261,094 or $1.31 per boe respectively. The amount remaining for future recognition over the vesting period of the options is $1,381,710.

Depletion, Depreciation and Accretion

	Three months ended December 31, 2005	Period ended December 31, 2005
Depletion and depreciation	1,675,787	4,072,817
Accretion	16,676	34,632
Total	1,692,463	4,107,449

Depletion and depreciation for the quarter amounted to $1,675,787 ($17.89 per boe), while accretion of the asset retirement obligation for the quarter totalled $16,676 ($0.18 per boe). The significant reduction in depletion expense per boe in the fourth quarter is directly related to the positive impact of the addition of 2.5mboe of proved reserves from a successful fourth quarter drilling program. Depletion and depreciation for the period ended December 31, 2005 totalled $4,072,817 ($20.47 per boe).

Income Taxes

For the fourth quarter, the Company recorded a current income tax provision of $219,537 ($0.02 per share basic and diluted) and a future tax provision of $786,083 ($0.07 per share basic and $0.06 diluted). The current income tax provision for the period ended December 31, 2005 was $501,427 ($0.06 per share basic and diluted) and the future tax provision was $989,187 ($0.11 basic and diluted).

The company had the following income tax pools available at December 31, 2005:

	Annual Deduction Available	Tax Pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$56,496,929

At December 31, 2005, the Company had tax pools of approximately $56.5 million available to reduce future taxable income. The excess of tax pools over the accounting cost of property, plant and equipment, results in a future income tax asset on the balance sheet at December 31, 2005 of $2,961,870.

Cash Flow and Net Income

Cash flow for the fourth quarter was $4,016,113 or $0.33 per share basic and diluted) and $7,452,589 or $0.85 per share basic ($0.82 per share diluted) for the period ended December 31, 2005. This cash flow reflects historically strong natural gas prices experienced during the period.

Net income for the fourth quarter was $1,383,782 with basic net income per share of $0.11 basic and diluted. Net income for the period ended December 31, 2005 was $2,094,859, with basic net income per share of $0.24 ($0.23 diluted).

Capital Expenditures

In the fourth quarter of 2005, the Company drilled and cased 45 (33.4 net) gas wells, resulting in a total of 55 (39.5 net) gas wells drilled during 2005. The breakdown of the Company's capital expenditures were as follows:

	Three months ended December 31, 2005	Period ended December 31, 2005
Property acquisitions	$ -	$ 39,864,559
Land and lease	983,899	1,155,369
Geological and geophysical	119,916	162,318
Drilling and completions	7,140,633	8,365,180
Equipment and facilities	2,229,412	2,696,845
Capitalized administrative	139,531	248,468
Office	23,178	238,782
Net capital expenditures	$ 10,636,569	52,731,521

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

Liquidity and Capital Resources

At December 31, 2005, the Company had an unutilized credit line of $13.5 million. In addition, it had positive working capital of $0.95 million, including a cash balance of $5.9 million.

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp ("Espoir"), at which time the credit line was increased to $30.0 million. As a result of the payment of the cash consideration of $8.325 million and the assumption of $12.73 million of net debt in Espoir, the amount drawn on the bank line at January 11, 2006 increased to $19.0 million.

The Company will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

Outstanding Share Data

On February 17, 2006, there were 19,490,576 common shares outstanding, 896,074 outstanding warrants and 1,637,835 unvested stock options with an average exercise price of $5.36 per share.

Outlook

The Company's capital budget for 2006 is $40.0 million, with plans to drill 84 (58 net) wells in the greater Wood River area of central Alberta, the Peace River Arch and the Thunder area in west central Alberta. Of these, 57 (39 net) wells will target coalbed methane in the Horseshoe Canyon formation.

The Company has placed an order for an additional 2,600 hp of compression for the greater Wood River and Bittern Lake areas that are scheduled to be commissioned by the beginning of the third quarter of 2006. With successful completion of tie-in activities and the installation of the above compression, the company expects to average between 2,500 and 2,700 boe per day of production in 2006.

CRITICAL ACCOUNTING ESTIMATES

Depletion and Depreciation Expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proved reserves or future development costs have a direct impact on depletion and depreciation expense. Certain costs related to unproved properties and major development projects may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly to determine if proved reserves have been assigned, at which point they would be included in the depletion calculation, or for impairment, for which any write-down would be charged to depletion and depreciation expense.

Full Cost Accounting Ceiling Test

Oil and gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the oil and gas assets. If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligations

The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets for the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability, there is a corresponding increase in the carrying amount of the related asset known as the asset retirement cost. The total future asset retirement obligation is an estimate based on the Company's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is an estimate that is subject to measurement uncertainty and any change would impact the liability.

Income Taxes

The determination of the Company's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

Other Estimates

The accrual method of accounting requires management to incorporate certain estimates including estimates of revenues, royalties, and production costs as at a specific reporting date but for which actual revenues and expenses have not yet been invoiced or received; and estimates on capital projects which are in progress or recently completed where actual costs have not been received at a specific reporting date. The Company ensures that the individuals with the most knowledge of the activity are responsible for the estimate. These estimates are compared to actual results in order to make informed decisions on future estimates.

RISK ASSESSMENT

There are a number of risks facing participants in the Canadian oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risk and includes Rockyview's approach to managing these risks.

Exploration, Development and Production Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Rockyview will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data interpretation thereof.

The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion and operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing

Demand for crude oil and natural gas produced by the Company exists within North America, however, crude oil prices are affected by worldwide supply and demand fundamentals, while natural gas prices are affected by North American supply and demand fundamentals, all of which are beyond the control of Rockyview. Prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in oil and natural gas prices, leading to a reduction in the volume of Rockyview's oil and gas reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's future net production revenue, leading to a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Rockyview are in part determined by the borrowing base of Rockyview. A sustained material decline in prices from historical average prices could limit Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview, and could require that a portion of any existing bank debt of Rockyview be repaid.

In addition to establishing markets for its oil and natural gas, Rockyview must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Rockyview, will be affected by numerous factors beyond its control. Rockyview will be affected by

the differential between the price paid by refiners for light quality oil and the grades of oil produced by Rockyview. The ability of Rockyview to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.

Rockyview will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production and many other aspects of the oil and natural gas business. Rockyview has limited direct experience in the marketing of oil and gas and utilizes the expertise of a marketing consultant.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by Rockyview.

Substantial Capital Requirements

Rockyview anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Rockyview's revenues or reserves decline, Rockyview may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. Future activities may require Rockyview to alter its capitalization significantly. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations or prospects.

Rockyview's lenders have been provided with collateral over substantially all of the assets of Rockyview. If Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell Rockyview's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Rockyview's lenders and other creditors and only the remainder, if any, would be available to Rockyview.

Additional Funding Requirements

Cash flow from the Company's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, The Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyvew to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and gas prices, it will affect the Company's ability to expend the capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Rockyview.

The Company may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rockyview's debt levels above industry standards. Neither the Company's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of the Company's indebtedness from time to time could impair its ability to obtain financing in the future on a timely basis to take advantage of business opportunities that may arise.

Competitive Industry Conditions

The western Canadian oil and natural gas industry has become a very competitive industry for oil and gas properties, undeveloped land, drillable prospects and oil and gas industry professionals. The Company initially started with a solid natural gas production base of approximately 1,000 boe per day and a large undeveloped land base that provided a quality inventory of low risk development opportunities that can fuel future growth.

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic and timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintaining close working relationships with industry partners.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. No assurance can be given that environmental laws will not result in a curtailment of production or material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects.

Insurance

The Company's involvement in the exploration for and development of oil and gas properties may result in Rockyview becoming subject to liability for pollution, blowouts, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Rockyview may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that Rockyview is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Rockyview's financial position, results of operations or prospects.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gas emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with proposed provincial reduction requirements, may require the reduction of emissions or emissions intensity produced by the Company's operations and facilities. The direct or indirect costs of these regulations may adversely affect the Company's business.

Dividends

To date, Rockyview has not paid any dividends on the outstanding Common Shares and does not anticipate the payment of any dividends on the Common Shares for the foreseeable future.

Reliance on Key Personnel

To the extent Rockyview is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company depends in large measure on certain key personnel. Rockyview does not have key man insurance in effect for management, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rockyview. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

Conflicts of Interest

Certain members of our board of directors are also directors and officers of other oil and gas companies and conflicts of interest may arise between their duties as directors of Rockyview and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as applicable under the Alberta Business Corporations Act.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contacting the Company at Rockyview Energy Inc., 2250, 801-6th Avenue S.W., Calgary, Alberta, Canada T2P 3W2 or by e-mail at invest@rockyviewenergy.com. Information is also accessible on the Company's web site at www.rockyviewenergy.com.

ROCKYVIEW ENERGY INC.
Balance Sheet

As at December 31	2005
ASSETS	
Current assets	
Cash	$ 5,948,526
Accounts receivable	4,990,016
Other current assets	530,490
	11,469,032
Property, plant and equipment (notes 3 & 4)	48,812,655
Future income taxes (note 7)	2,961,870
	$ 63,243,557
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	$ 10,519,389
Asset retirement obligations (note 5)	997,315
SHAREHOLDERS' EQUITY	
Share capital (note 6)	48,797,413
Warrants (note 6)	573,487
Contributed surplus (note 6)	261,094
Retained earnings	2,094,859
	51,726,853
	$ 63,243,557

See accompanying notes to financial statements

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

	April 12, to December 31, 2005
REVENUE	
Petroleum and natural gas	$ 13,195,154
Royalties expense	(2,542,115)
	10,653,039
EXPENSES	
Operating	1,660,471
Transportation	297,058
General and administrative	741,494
Stock-based compensation (note 6)	261,094
Depletion, depreciation and accretion	4,107,449
	7,067,566
Net income before income taxes	3,585,473
Current income tax expense	501,427
Future income tax expense	989,187
Net income	2,094,859
Retained earnings, beginning of period	-
Retained earnings, end of period	$ 2,094,859
Net income per share - basic (note 6)	$ 0.24
Net income per share - diluted (note 6)	$ 0.23

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

	April 12, to December 31, 2005
Cash flows from operating activities	
Net income	$ 2,094,859
Items not affecting cash	
Depletion, depreciation and accretion	4,107,449
Stock-based compensation expense	261,094
Future income taxes	989,187
Cash flow from operations	7,452,589
Net change in non-cash working capital items	(671,372)
Net cash provided by operating activities	6,781,217
Cash flows from financing activities	
Issue of shares and warrants for cash, net of costs	7,859,220
Purchase shares for cancellation	(229,797)
Changes in non-cash working capital - financing items	-
Net cash provided by financing activities	7,629,423
Cash flows from investing activities	
Acquisition of oil and gas properties (note 1 & 3)	(1,265,405)
Additions to property, plant and equipment	(12,866,962)
Changes in non-cash working capital - investing items	5,670,253
Net cash used in investing activities	(8,462,114)
Change in cash during the period and cash and cash equivalents - end of period	$ 5,948,526

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12th, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. Under the Arrangement, 1163947 acquired certain oil and gas properties from APF for a total cost of $49.66 million and then immediately amalgamated with Rockyview. The former unitholders of APF Trust received common shares of Rockyview. The operations of the properties are included from June 21 to December 31, 2005.

As the former APF Trust unitholders were the controlling shareholder group of Rockyview on June 21, 2005, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Measurement uncertainty

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment, and the provision for asset retirement obligation costs, are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in such estimates in future periods could be material.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial instruments

The fair market value of cash and cash equivalents, receivables, other current assets and payables approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates and interest rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into derivative contracts to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. Any derivative contracts, which qualify for hedge accounting, are recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period

in which the revenues associated with the hedged transactions are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of operations.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full-cost method of accounting for its petroleum and natural gas properties and related facilities whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non producing properties, and overhead expenses directly related to exploration and development activities. Direct general and administration costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds on disposition result in a change of 20% or more in the depletion rate.

Depletion and Depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at a rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock-based compensation

The company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock-based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS:

Under the Arrangement, APF transferred certain producing and non-producing undeveloped petroleum and natural gas properties to Rockyview. As the former APF Trust unitholders were the controlling shareholder group of Rockyview, the assets and liabilities of Rockyview have been accounted for based on the carrying value in APF.

Net Assets Received	
Oil and natural gas assets and equipment	$ 33,177,536
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	3,901,057
Total assets transferred	43,765,616
Asset retirement obligation	(808,732)
Net assets transferred at carrying value	$ 42,956,884
Consideration given	
Common shares issued (10,256,840 shares)	$ 41,691,479
Cash	1,265,405
	$ 42,956,884

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	52,646,690	4,042,970	48,603,720
Furniture and office equipment	238,782	29,847	208,935
	52,885,472	4,072,817	48,812,655

During the period, the Company capitalized $248,468 of general and administrative expenses related to development activities.

Unproved property costs of $5,438,739 and estimated salvage value of $4,074,182 have been deducted from, and future capital of $29,460,000 has been added to costs subject to depletion and amortization for the period ended December 31, 2005.

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2005 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying value of the Company's petroleum and natural gas properties.

The following table outlines reference prices used in the impairment test at December 31, 2005:

Year	WTI Oil (U.S.$/bbl)	Foreign Exchange ($U.S./$Cdn.)	Edm. Par 40 API ($Cdn./bbl)	AECO - C Spot Gas ($Cdn./mcf)
2006	63.19	1.158	71.67	10.45
2007	63.98	1.150	72.10	10.30
2008	62.55	1.143	69.82	9.46
2009	55.00	1.150	61.61	8.08
Thereafter	55.00	1.150	61.52	8.08

The actual natural gas prices used in the impairment test included a $0.35 per mcf basis differential, while the crude oil prices had a $4.00 per barrel quality differential to Edm. Par.

5. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $6,835,293, which will be incurred between 2006 and 2047. A credit adjusted risk-free rate of eight percent and an inflation rate of one and one half percent was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

Transfer of liability through Plan of Arrangement	$ 808,732
Liabilities incurred	153,951
Liabilities settled	-
Accretion expense	34,632
Balance, end of period	$ 997,315

6. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:	Number	Amount
Issued pursuant to Plan of Arrangement (i)	10,256,840	$ 41,691,479
Issued pursuant to private placement for cash (ii)	1,826,484	7,415,585
Shares purchased for cancellation (iii)	(34,247)	(218,870)
Share issue costs, net of tax		(90,781)
Balance at December 31, 2005	12,049,077	48,797,413

Warrants:	Number	Amount
Issued pursuant to Private Placement (ii)	913,149	$ 584,415
Warrants purchased for cancellation (iii)	(17,075)	(10,928)
Balance as at December 31, 2005	896,074	$ 579,487

(i) On June 21, 2005, pursuant to the Plan of Arrangement, 10,256,840 Common shares were issued to former unitholders of APF Trust.

(ii) On June 21, 2005, prior to completion of the Plan of Arrangement,there was an Initial Private Placement ("Private Placement") of 1,826,484 units by certain employees, consultants, service providers and directors of Rockyvivew and to certain other placees. Each unit is comprised of one Rockyview Share and one half of a Rockyview Warrant. Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview

Shares and Rockyview Warrants issued pursuant to the Private Placement are subject to a contractual escrow arrangement. The shares vest evenly over a twenty four month period with the first one-third vesting eight months from the closing of the Private Placement. The Rockyview Warrants will be released on satisfaction of the following two criteria:

(i) over time with the warrants vesting evenly over a twenty four month period with the first one-third vesting eight months from the closing of the private Placement; and (ii) the twenty day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released.

(iii) During the period ended December 31, 2005, the Company acquired 34,247 units pursuant to the escrow arrangement from a senior officer who ceased to be an employee of Rockyview. The common shares and warrants were returned to treasury and cancelled. In addition, options to purchase 95,000 shares of the Company were cancelled.

(c) Stock Options

Pursuant to the Arrangement, the Company established a stock option plan (the "Plan"). Under the Plan, options may be granted to directors, officers, employee's, consultants and service providers of the Company. The options vest evenly over three years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity through to December 31, 2005:

	Weighted Number of Options	Average Exercise Price
Balance - beginning of period	-	$ -
Granted	1,002,502	4.85
Cancelled	(95,000)	4.74
Balance - end of period	907,502	4.86
Exercisable - end of period	-	$ -

(d) Stock Based Compensation

The Company accounts for its stock based compensation plan using the fair value method. Under this method the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted (Net)	Expected Volality	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
21-Jun-05	827,502	51%	3.10%	3	$ 1,456,404
14-Dec-05	80,000	51%	3.86%	3	186,400
					1,642,804
Stock-based Compensation Recognized in 2005					(261,094)
Amount for Future recognition					$ 1,381,710

(e) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

Basic	8,822,616
Warrants	264,760
Diluted	9,087,376

7. TAXES

As at December 31, 2005, the Company has tax pools of approximately $56.5 million that are available to shelter future taxable income.

	Available	Annual Deduction Tax Pools
Canadian development expense (CDE)	30%	$ 6,556,926
Canadian oil and gas property expense (COGPE)	10%	39,633,782
Undepreciated capital costs	25%	10,185,729
Share issue costs	S/L 5 years	120,492
Total		$56,496,929

The Company has recognized a future tax asset, reflecting the difference between the tax pools and the net book value of the assets accounted for under the Arrangement. The future tax asset is comprised of the following timing differences:

	2005
Future income tax assets	
Property, plant and equipment	2,588,972
Share issue costs	41,313
Asset retirement obligation	331,585
	2,961,870

The income tax provision differs from the amount computated by applying the Canadian combined federal and provincial tax rate of 37.62 percent as follows:

	2005
Expected income tax provision	1,348,855
Adjustments:	
Non-deductible crown charges	434,523
Resource allowance	(552,643)
Stock-based compensation	98,223
Other	161,656
	1,490,614

8. BANK LOAN

At December 31, 2005, the Company had an undrawn $13.5 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. The credit facility is collateralized by a fixed and floating charge debenture on the assets of the company. The borrowing base is subject to a semi-annual review by the bank. On January 11, 2006, the credit facility was increased to $30.0 million.

9. COMMITMENTS

(a) The Company is committed to a minimum annual lease payment of $129,930 under a rental agreement for office space until July 31, 2008.

(b) On January 31, 2006, the Company ordered two compressors for delivery by July 31, 2006, at a total cost of $2,255,000.

10. SUBSEQUENT EVENT

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") for a total consideration of $67.1 million. The total consideration paid by Rockyview was $8.325 million in cash, 7.441 million Rockyview shares and the assumption of Espoir net debt of $12.73 million. On January 11, 2006, the Company granted 730,333 options to existing employees and to new employees hired following the acquisition of Espoir.

Summary of reserve information

The tables below summarize certain information contained in the Rockyview Sproule Report. It should not be assumed that the estimates of the present value of cash flow set out in the table below represent the fair market value of Rockyview's reserves. There is no assurance that the forecast prices and other assumptions will be attained and variances could be material. Nor is there any guarantee that the estimated reserves will be recovered. Actual recoveries may be greater or less than the estimates set out in the Rockyview Sproule Report.

Espoir's most recently completed independent engineering report was prepared by GLJ Petroleum Consultants ("GLJ") effective October 1, 2005 (the "Espoir GLJ Report"). An updated version of the Espoir GLJ Report, effective December 31, 2005, is being prepared, which will take into account Espoir's production for the last quarter of 2005, as well as any other changes to Espoir's reserves (the "Updated Espoir GLJ Report"). Rockyview anticipates releasing the results of the Updated Espoir GLJ Report by the end of March, 2006.

The Rockyview Sproule Report estimates the future capital required to develop the Company's proved plus probable reserves at $31.48 million.

Summary of Oil and Gas Reserves - Forecast Prices and Costs

December 31, 2005	Light & Medium Oil		Sales Gas	
Reserve Category	Gross mbbl	Net mbbl	Gross mmcf	Net mmcf
Proved developed producing	121.9	123.4	7,215.5	6,106.4
Proved developed non-producing	-	-	7,566.3	6,436.2
Proved undeveloped	-	-	7,373.8	6,477.9
Total proved	121.9	123.4	22,155.6	19,020.5
Probable additional	89.3	92.8	9,504.9	8,191.8
Total proved plus probable	211.2	216.2	31,660.5	27,212.3

December 31, 2005	NGL		Total	
Reserve Category	Gross mbbl	Net mbbl	Gross mboe	Net mboe
Proved developed producing	23.5	47.4	1,348.0	1,188.5
Proved developed non-producing	6.0	4.1	1,267.1	1,076.8
Proved undeveloped	-	-	1,229.0	1,079.7
Total proved	29.5	51.5	3,844.0	3,345.0
Probable additional	15.0	34.2	1,688.5	1,492.3
Total proved plus probable	44.5	85.7	5,532.5	4,837.3

Notes:

1. "Gross" means the Company's interest (operated and non-operated) before deduction of royalties and without including any royalty interests owned by the Company.
2. "Net" means the Company's interest (operated and non-operated) after deduction of royalties and including any royalty interests owned by the Company.
3. Rockyview does not have any heavy oil reserves.

Summary of Net Present Values of Future Net Revenues -
Forecast Prices and Costs

December 31, 2005	Present Value of Cash Flow				
Reserve Category	0% m$	5% m$	10% m$	15% m$	20% m$
Proved developed producing	60,461	50,066	44,017	39,744	36,469
Proved developed non-producing	39,841	34,391	30,181	26,846	24,145
Proved undeveloped	25,942	20,404	16,318	13,221	10,820
Total proved	126,244	104,861	90,516	79,811	71,434
Probable additional	58,339	39,761	29,681	23,355	19,050
Total proved plus probable	184,583	144,622	120,197	103,166	90,484

Notes:

1. Present value of cash flow is before income tax.

The following sets forth Sproule's escalated reference prices reflected in the Rockyview Sproule Report, as at December 31, 2005:

Year	WTI US$/bbl	Edm C$/bbl	Henry Hub US$/mmbtu	AECO C$/mmbtu
2006	60.81	70.07	11.59	11.58
2007	61.61	70.99	10.11	10.84
2008	54.60	62.73	8.50	8.95
2009	50.19	57.53	7.58	7.87
2010	47.76	54.65	7.32	7.57

At the time Rockyview commenced operations on June 21, 2005, the most recent engineering report relating to Rockyview's reserves was one prepared effective December 31, 2004 (the "Original Rockyview Report") by Sproule and GLJ. The Original Rockyview Report also included $11.16 million of future capital that was required to develop the Company's proved plus probable reserves. A summary of the Original Rockyview Report is set out below:

December 31, 2004	Light & Medium Oil		Sales Gas	
Reserve Category	Gross mbbl	Net mbbl	Gross mmcf	Net mmcf
Proved developed producing	64.0	62.0	6,824.0	5,653.0
Proved developed non-producing	-	-	1,983.0	1,624.0
Proved undeveloped	-	-	578.0	507.0
Total proved	64.0	62.0	9,385.0	7,784.0
Probable additional	181.0	158.0	7,468.0	6,390.0
Total proved plus probable	245.0	220.0	16,853.0	14,174.0

December 31, 2004	NGL		Total	
Reserve Category	Gross mbbl	Net mbbl	Gross mboe	Net mboe
Proved developed producing	43.0	30.0	1,244.3	1,034.2
Proved developed non-producing	14.0	8.0	344.5	278.7
Proved undeveloped	-	-	96.3	84.5
Total proved	57.0	38.0	1,685.2	1,397.3
Probable additional	29.0	20.0	1,454.7	1,243.0
Total proved plus probable	86.0	58.0	3,139.8	2,640.3

Notes:

1. "Gross" means the Company's interest (operated and non-operated) before deduction of royalties and without including any royalty interests owned by the Company.
2. "Net" means the Company's interest (operated and non-operated) after deduction of royalties and including any royalty interests owned by the Company.
3. Rockyview does not have any heavy oil reserves.

Rockyview estimates that production from the assets evaluated in the Original Rockyview Report from January 1, 2005 to June 21, 2005 was approximately 187,700 boe. Accordingly, Rockyview's opening reserves balance when it commenced operations was approximately 1,497.5 mboe (total proved) and 2,952.1 mboe (total proved plus probable).

Comparing the Original Rockyview Report (adjusted for production) to the Rockyview Sproule Report, the Company added 2.346 million boe of total proved reserves and 2.580 million boe of total proved plus probable reserves.

Land valuation

In addition to its reserves, Rockyview's 39,005 net undeveloped acres of land was assigned a value of $14.86 million by Seaton-Jordan & Associates Ltd., effective December 31, 2005. Again, this acreage excludes the undeveloped land owned by Espoir which, at October 1, 2005, was approximately 48,000 net undeveloped acres valued independently at $6.44 million.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Investors are also cautioned that this news release contains the term reserve life index, which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Investors are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. Rockyview's method of calculating this measure may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.,
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com